December 15, 2010

Douglas P. Collier, Chief Financial Officer
Volcom, Inc.
1740 Monrovia Avenue
Costa Mesa, California 92627

   RE: **Volcom, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed March 16, 2010;
       Schedule 14A for Annual Meeting on May 4, 2010
       Filed March 24, 2010
       File No. 0-51382

Dear Mr. Collier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibits to Form 10-K

1. We note that exhibit 10.11 to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Also, exhibit 10.11 and 10.12 are missing signatures. See Instruction 1 to Item 601 of Regulation S-K in this regard. Please confirm that you will file these exhibits in their entirety in your next periodic report.

Schedule 14A for the Annual Meeting May 4, 2010

Compensation Risk Management, page 26

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551-3795 with any questions.

Sincerely,

John Reynolds,
Assistant Director